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Kirkpatrick & Lockhart LLP

JEFFREY B. MALETTA
(202) 778-9062
Fax: 202-778-9100
jmaletta@kl.com

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

September 23, 2004

RECD S.E.C.
OCT 1 9 2004
1086

811-03691
Branch 17

RECEIVED
OCT 0 7 2004
OFFICE OF THE SECRETARY

BY HAND

LORD ABBETT MID CAP VALUE FUND

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

04053693

Re: *In Re Lord Abbett Mutual Funds Fee Litigation*
Master File No. 04-559 (WJM) (U.S. District Court, New Jersey)
(formerly *White v. Lord Abbett & Co. LLC, et al.* and related cases)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of the Consolidated Amended Class Action Complaint in the above-referenced civil action filed in the United States District Court for the District of New Jersey. This firm represents Lord Abbett & Co. LLC, Lord Abbett Distributors and certain individual defendants who are current or former members of Lord Abbett & Co. LLC.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

JBM/bs
Enclosure

cc: Paul Hilstad, Esq.

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

IN RE LORD ABBETT MUTUAL FUNDS FEE LITIGATION **THIS DOCUMENT RELATES TO: ALL ACTIONS**	DOCUMENT FILED ELECTRONICALLY MASTER FILE: 04-cv-559 (WJM)

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action complaint based upon the failure of defendant Lord Abbett, and those of its subsidiaries and affiliates also named herein as defendants, to disclose excessive fees and commissions they siphoned from Lord Abbett mutual fund investors in order to improperly pay and induce brokers to steer investors into Lord Abbett mutual funds. As a result of their material omissions and conduct detailed below, defendants are liable under the Investment Company Act of 1940 (the "Investment Company Act"); the Investment Advisers Act of 1940 (the "Investment Advisers Act"); New Jersey's consumer fraud law; unjust enrichment; and, for breaches of their common law fiduciary duties to a class (the "Class") of all persons or entities who held one or more shares of Lord Abbett mutual funds, set forth in Exhibit

A attached hereto (the "Lord Abbett Funds" or the "Funds"), during the period February 6, 1999 to December 8, 2003 (the "Class Period").

2. In essence, defendants participated in what they referred to as "shelf-space programs" whereby they made undisclosed payments to brokers to induce them to direct investors into Lord Abbett Funds. Then, once invested, the investors in Lord Abbett Funds were charged and paid undisclosed fees to the defendants that were improperly used by the defendants to pay brokers to push Lord Abbett Funds on yet more investors in order to increase the level of investments in Lord Abbett Funds.

3. Defendants' practice of charging excessive fees and commissions to Lord Abbett Funds investors to pay and induce brokers to steer investors into the Lord Abbett Funds necessarily created insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Lord Abbett.

4. The practice of charging excessive fees and commissions also created insurmountable conflicts of interest for the investment adviser to the Lord Abbett Funds who had a duty to act in the best interests of fund investors, but was, in fact, only concerned with siphoning fees from the funds to induce brokers to artificially increase the amount of money invested in Lord Abbett Funds. Lord Abbett was motivated to engage in this undisclosed plan of charging excessive fees to induce brokers to steer investors into Lord Abbett Funds because the fees it collected for managing and advising the Lord Abbett Funds were calculated as a percentage of assets under management, and, therefore, tended to increase as the number of Lord Abbett Funds investors grew.

5. Defendants purposely omitted disclosing the nature of the improper excessive fees and commissions charged to Plaintiffs and other members of the Class. The defendants

concealed such fees used to induce brokers to push Lord Abbett Funds as they realized that the inducements created insurmountable conflicts of interest significant to any reasonable person deciding how to invest his or her money.

6. In actions to date against Morgan Stanley, Massachusetts Financial Services and Fleet Investment Advisors, Inc., among others, the SEC has condemned the practices complained about here, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws. In similar enforcement actions, the National Association of Securities Dealers ("NASD") also has condemned these practices and concluded that such practices violate NASD Rule 2830(k).

7. The actions of the Lord Abbett defendants described herein are no different from those already condemned by the SEC and NASD. As described by Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 *Los Angeles Times* article about a Senate committee hearing on mutual funds, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders."

8. The truth about Lord Abbett finally emerged on December 8, 2003, when *Barron's* revealed a "shelf space" revenue-sharing scheme between the broker Edward D. Jones & Co. ("Edward Jones") and Lord Abbett:

> Lord Abbett and Edward Jones also have a revenue-sharing agreement in which Lord Abbett, in essence, pays for ***shelf space*** on the investment company's list of preferred funds. Such agreements now are being scrutinized by critics of the industry, who say they can ***create conflicts of interest and don't benefit investors***.

[Emphasis added].

9. On January 9, 2004, the *Wall Street Journal* further exposed Lord Abbett's revenue-sharing shelf space program when the *Wall Street Journal* reported that Lord Abbett

paid brokers substantial amounts to favor Lord Abbett when pitching Lord Abbett funds to customers.

JURISDICTION AND VENUE

10. The claims asserted herein arise under and pursuant to Sections 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a); Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6; 80b-15, N.J.S.A. 56:8-1 et seq.; and, the common law.

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

12. Many of the acts charged herein, including the failure to disclose the excessive fees and commissions that defendants improperly siphoned from Lord Abbett Funds investors, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. For example, defendant Lord, Abbett & Co. LLC was at all relevant times, and still is, headquartered in this District.

13. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

14. Plaintiff Joseph C. White held during the Class Period and continues to hold shares or units of the Lord Abbett Mid-Cap Value Fund, Lord Abbett Affiliated Fund, Lord Abbett All Value Fund and Lord Abbett Growth Opportunities Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached hereto as Exhibit B.

15. Plaintiff Josephine Logan held shares of the Lord Abbett Affiliated Fund during the Class Period and has been damaged by the conduct alleged herein.

16. Plaintiff Richard Curtis held shares of the Lord Abbett Affiliated Fund during the Class Period and has been damaged by the conduct alleged herein.

17. Plaintiff Bo Bortner held during the Class Period and continues to hold shares of the Lord Abbett Mid-Cap Value Fund, Lord Abbett All Value Fund and the Lord Abbett America's Value Fund during the Class Period and has been damaged by the conduct alleged herein. A copy of his verification is attached hereto as Exhibit B.

18. Plaintiff James A. Pingitore held during the Class Period and continues to hold shares or units of the Lord Abbett Bond-Debenture Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached hereto as Exhibit B.

19. Plaintiff Philip Katz held shares of the Lord Abbett California Tax-Free Fund during the Class Period and has been damaged by the conduct alleged herein.

The Parent Company/Investment Adviser

20. Defendant Lord, Abbett & Co. LLC ("Lord Abbett" or the "Investment Adviser Defendant") is a privately-held Delaware limited liability company engaged in the business of money management. Lord Abbett manages approximately 45 mutual fund portfolios, and as of September 30, 2003, managed over $62.1 billion in assets. Lord Abbett has its principal place of

business at 90 Hudson Street, Jersey City, New Jersey 07302. Lord Abbett is registered as an investment adviser under the Investment Advisers Act and had ultimate responsibility for overseeing the day-to-day management of the Lord Abbett Funds. Investment advisory fees payable to Lord Abbett are calculated as a percentage of fund assets under management.

The Partners

21. During the Class Period, defendant Tracie E. Ahern ("Ahern") was a Vice President and Treasurer of Lord Abbett, as well as a Partner and Director of Portfolio Accounting and Operations. Ahern violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

22. During the Class Period, defendant Joan A. Binstock ("Binstock") was the Chief Financial Officer, Chief Operations Officer and a Vice President of Lord Abbett, as well as a Partner. Binstock violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

23. During the Class Period, defendant Daniel E. Carper ("Carper") was a Vice President of Lord Abbett, as well as a Partner. Carper violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

24. During the Class Period, defendant Howard E. Hansen ("Hansen") was a Fund Manager of Lord Abbett All Value C Fund and Lord Abbett Mid-Cap Value A Fund, as well as a Partner. Hansen violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

25. During the Class Period, defendant Paul A. Hilstad ("Hilstad") was a Vice President and Secretary of Lord Abbett, as well as a Partner and General Counsel. Hilstad violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

26. During the Class Period, defendant Lawrence H. Kaplan ("Kaplan") was a Vice President and Assistant Secretary of Lord Abbett, as well as a Partner and Deputy General Counsel. Kaplan violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

27. During the Class Period, defendant Robert G. Morris ("Morris") was the Chief Investment Officer, Fund Manager of Lord Abbett Balanced A Fund, Fund Manager of Lord Abbett Affiliated A Fund, Fund Manager of Lord Abbett Alpha A Fund, Fund Manager of Lord Abbett Global Equity A Fund, Fund Manager of Lord Abbett International A Fund, an Executive Vice President of Lord Abbett, as well as a Partner. Morris violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

28. During the Class Period, defendant A. Edward Oberhaus, III ("Oberhaus"), was a Vice President of Lord Abbett, as well as a Partner. Oberhaus violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

29. During the Class Period, defendant Edward K. von der Linde ("von der Linde") was a Fund Manager of Lord Abbett America's Value A Fund, Fund Manager of Lord Abbett Mid-Cap Value A Fund, Co-Lead Manager of Lord Abbett Research Fund, as well as a Partner. Von der Linde violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

30. During the Class Period, defendant Michael Brooks ("Brooks") was an Officer of Lord Abbett, as well as a Partner. Brooks violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

31. During the Class Period, defendant Zane E. Brown ("Brown") was a Fund Manager of Lord Abbett Balanced A Fund and an Executive Vice President, as well as a Partner. Brown violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

32. During the Class Period, defendant Patrick Browne ("Browne") was an Officer of Lord Abbett, as well as a Partner. Browne violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

33. During the Class Period, defendant John J. DiChiaro ("DiChiaro") was on the Fund Management Team of Lord Abbett Developing Growth Fund, as well as a Partner. DiChiaro violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

34. During the Class Period, defendant Sholom Dinsky ("Dinsky") was an Executive Vice President, Large Cap Investment Manager, and Fund Manager of Lord Abbett Affiliated A, as well as a Partner. Dinsky violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

35. During the Class Period, defendant Lesley-Jane Dixon ("Dixon") was a Senior Research Analyst, Vice President, and a member of the Fund Management Team for Lord Abbett Developing Growth Fund, as well as a Partner. Dixon violated her fiduciary duties to the Funds

and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

36. During the Class Period, defendant Kevin P. Ferguson ("Ferguson") was a Fund Manager of Lord Abbett Growth Opportunities A Fund, Manager of Mid Cap Growth Portfolio, as well as a Partner. Ferguson violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

37. During the Class Period, defendant Robert P. Fetch ("Fetch") was a Fund Manager of Lord Abbett All Value C Fund, Fund Manager of Lord Abbett Small-Cap Value A Fund, and an Executive Vice President, as well as a Partner. Fetch violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

38. During the Class Period, defendant Daria L. Foster ("Foster") was a Director of Institutional Services, Senior Director of Marketing and Client Services, as well as a Partner. Foster violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

39. During the Class Period, defendant Daniel H. Frascarelli ("Frascarelli") was a Fund Manager of Lord Abbett All Value C Fund and member of the Management Team of Lord Abbett Securities Trust, as well as a Partner. Frascarelli violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

40. During the Class Period, defendant Robert I. Gerber ("Gerber") was a Fund Manager of Lord Abbett Global Income A Fund, Fund Manager of Lord Abbett Limited Duration U.S. Government Securities A Fund, Fund Manager of Lord Abbett U.S. Government

& Government Sponsored Enterprise A Fund, and Director of Taxable Fixed-Income Management, as well as a Partner. Gerber violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

41. During the Class Period, defendant Michael S. Goldstein ("Goldstein") was a Fund Manager of Lord Abbett High Yield A Fund, and a member of the Fund Management Team of Lord Abbett Bond Debenture Fund, Lord Abbett Investment Trust, Lord Abbett World Bond Debenture Fund, and Lord Abbett Research Fund, as well as a Partner. Goldstein violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

42. During the Class Period, defendant Michael A. Grant ("Grant") was an Officer of Lord Abbett, as well as a Partner. Grant violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

43. During the Class Period, defendant Charles Hofer ("Hofer") was an Officer, as well as a Partner. Hofer violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

44. During the Class Period, defendant W. Thomas Hudson, Jr. ("Hudson") was a Director of Research, an Executive Vice President, an Investment Manager, Fund Manager of Lord Abbett Balanced A Fund, and Fund Manager of Lord Abbett Affiliated A, as well as a Partner. Hudson violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

45. During the Class Period, defendant Cinda Hughes ("Hughes") was a Vice President, as well as a Partner. Hughes violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

46. During the Class Period, defendant Ellen G. Itskovitz ("Itskovitz") was a member of the Fund Management Team of Lord Abbett Research Fund Inc., as well as a Partner. Itskovitz violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

47. During the Class Period, defendant Maren Lindstrom ("Lindstrom") was Co-Fund Manager of Lord Abbett Convertible Fund, an Investment Manager for Convertible Securities, and an Investment Manager for the Lord Abbett Bond Debenture Fund, as well as a Partner. Lindstrom violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

48. During the Class Period, defendant Robert A. Lee ("Lee") was a Fund Manager of Lord Abbett Limited Duration U.S. Government Securities A Fund, Fund Manager of Lord Abbett U.S. Government & Government Sponsored Enterprise A Fund, as well as a Partner. Lee violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

49. During the Class Period, defendant Gregory M. Macosko ("Macosko") was a Fund Manager of Lord Abbett Small-Cap Value A Fund and a Vice President, as well as a Partner. Macosko violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

50. During the Class Period, defendant Thomas Malone ("Malone") was an Officer, as well as a Partner. Malone violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

51. During the Class Period, defendant Charles Massare, Jr. ("Massare") was an Officer, as well as a Partner. Massare violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

52. During the Class Period, defendant Stephen J. McGruder ("McGruder") was a Senior Portfolio Manager, Executive Vice President, Director of Taxable Fixed Income, Lead Manager Lord Abbett Developing Growth Fund, Co-Fund Manager of Lord Abbett Growth Opportunity Fund, as well as a Partner. McGruder violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

53. During the Class Period, defendant Paul McNamara ("McNamara") was a Partner. McNamara violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

54. During the Class Period, defendant Robert J. Noelke ("Noelke") was a Vice President and Director of National Sales, as well as a Partner. Noelke violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

55. During the Class Period, defendant R. Mark Pennington ("Pennington") was a Northeast Division Sales Manager and Director of Separately Managed Accounts, as well as a Partner. Pennington violated his fiduciary duties to the Funds and the Funds investors by

knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

56. During the Class Period, defendant Walter Prahl ("Prahl") was a Director of Quantitative Research, Fund Manager of Lord Abbett Limited Duration U.S. Government Securities Fund, Fund Manager of Lord Abbett U.S. Government & Government Sponsored Enterprise A Fund, as well as a Partner. Prahl violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

57. During the Class Period, defendant Michael Rose ("Rose") was a Director of Retirement Services, as well as a Partner. Rose violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

58. During the Class Period, defendant Eli M. Salzmann ("Salzmann") was a Director of Research, an Executive Vice President, a Director of Institutional Equity Investments, Fund Manager of Lord Abbett Balanced A Fund, Fund Manager of Lord Abbett Affiliated A Fund, and Fund Manager of Lord Abbett Large-Cap Research A Fund, as well as a Partner. Salzmann violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

59. During the Class Period, defendant Douglas B. Sieg ("Sieg") was a Director of Marketing, as well as a Partner. Sieg violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

60. During the Class Period, defendant Richard Sieling ("Sieling") was a UK Managing Director, and Affiliated with Fuji-Lord Abbett International, as well as a Partner.

Sieling violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

61. During the Class Period, defendant Michael T. Smith ("Smith") was a Portfoilio Manager of Lord Abbett Small-Cap Blend A Fund, as well as a Partner. Smith violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

62. During the Class Period, defendant Richard Smola ("Smola") was a Lead Manager of Lord Abbett Tax-Free Income Trust and an Investment Director and Municipal Analyst, as well as a Partner. Smola violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

63. During the Class Period, defendant Diane Tornejal ("Tornejal") was a Partner. Tornejal violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

64. During the Class Period, defendant Christopher J. Towle ("Towle") was a Fund Manager of Lord Abbett America's Value A Fund, Lead Fund Manager of Lord Abbett Bond-Debenture A Fund, Fund Manager of Lord Abbett High Yield A Fund, a Vice President, Fund Manager of Lord Abbett Investment Trust Fund, and Co-Lead Fund Manager of Lord Abbett Research Fund, as well as a Partner. Towle violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

65. During the Class Period, defendant Marion Zapolin ("Zapolin") was a Partner. Zapolin violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

66. Defendants Ahern, Binstock, Carper, Hansen, Hilstad, Kaplan, Morris, Oberhaus, von der Linde, Brooks, Brown, Browne, DiChiaro, Dinsky, Dixon, Ferguson, Fetch, Foster, Frascarelli, Gerber, Goldstein, Grant, Hofer, Hudson, Hughes, Itskovitz, Lindstrom, Lee, Macosko, Malone, Massare, McGruder, McNamara, Noelke, Pennington, Prahl, Rose, Salzmann, Sieg, Sieling, Smith, Smola, Tornejal, Towle and Zapolin are referred to hereinafter as the "Partner Defendants." The business address of each of the Partner Defendants is 90 Hudson Street, Jersey City, New Jersey 07302-3973.

The Directors and Trustees

67. During the Class Period, defendant Robert S. Dow ("Dow") was the Managing Partner and Chief Investment Officer of Lord Abbett and is an "interested person" as defined in the Investment Company Act. Dow violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. The business address of Dow is 90 Hudson Street, Jersey City, New Jersey 07302-3973.

68. During the Class Period, defendant E. Thayer Bigelow ("Bigelow") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. Bigelow violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 Bigelow received compensation of $85,000. The business address of Bigelow is 909 Third Avenue, 5th Floor, New York, New York.

69. During the Class Period, defendant H.T. Bush ("Bush") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. Bush violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 Bush received compensation of $85,000. The business address of Bush is 101 South Hanley Road, Suite 1025, St. Louis, Missouri.

70. During the Class Period, defendant Robert B. Calhoun, Jr. ("Calhoun") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. Calhoun violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 Calhoun received compensation of $86,400. The business address of Calhoun is Two Canal Park, Cambridge, Massachusetts.

71. During the Class Period, defendant Stewart S. Dixon ("Dixon") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. Dixon violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. For his service as a Director or Trustee, in 2002 Dixon received compensation of $84,400. The business address of Dixon is 90 Hudson Street, Jersey City, New Jersey 07302-3973.

72. During the Class Period, defendant Franklin W. Hobbs ("Hobbs") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. Hobbs violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 Hobbs received compensation of $85,000. The business address of Hobbs is 685 Third Avenue, New York, New York.

73. During the Class Period, defendant C. Alan MacDonald ("MacDonald") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. MacDonald violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 MacDonald received compensation of $85,000. The business address of McDonald is 415 Round Hill Road, Greenwich, Connecticut.

74. During the Class Period, defendant Thomas J. Neff ("Neff") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. Neff violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 Neff received compensation of $84,000. The business address of Neff is 277 Park Avenue, New York, New York.

75. During the Class Period, defendant James F. Orr III ("Orr") was a Director or Trustee of Lord Abbett charged with overseeing the fourteen Lord Abbett-sponsored Funds. Orr violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. He was also an officer, director, or trustee of each of the fourteen Lord Abbett-sponsored Funds, which consist of approximately 45 portfolios or series. For his service as a Director or Trustee, in 2002 Orr received compensation of $70,500. The business address of Orr is 90 Hudson Street, Jersey City, New Jersey 07302-3973.

76. Defendants Dow, Bigelow, Bush, Calhoun, Dixon, Hobbs, MacDonald, Neff and Orr are herein referred to as the "Director Defendants."

The Distributor

77. During the Class Period, defendant Lord Abbett Distributor LLC ("Lord Abbett Distributor"), Lord Abbett's wholly-owned broker dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"), marketed and sold the Lord Abbett Funds as the Funds' principal underwriter and promoted and provided information regarding the portfolio management services of the Lord Abbett investment adviser(s) to unaffiliated third-party broker/dealer firms. Lord Abbett Distributor also implemented the Rule 12b-1 distribution plans entered into between Lord Abbett Distributor and the Lord Abbett Funds. Lord Abbett Distributor is located at 90 Hudson Street, Jersey City, New Jersey 07302.

The Lord Abbett Funds

78. Nominal defendants the Lord Abbett Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, and managed by the Director Defendants. The Lord Abbett Funds are named as nominal defendants to the extent that they

may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

79. Lord Abbett has organized its funds in a pyramid structure. At the top of the fund pyramid is what Lord Abbett refers to in its public filings as the "Lord Abbett-sponsored funds." Most of the 14 "Lord Abbett-sponsored funds" register with the SEC numerous subdivisions referred to by Lord Abbett as "portfolios" or "series," defined herein as the Lord Abbett Funds. For example, Lord Abbett Research Fund, Inc. (a Lord Abbett-sponsored fund) registers with the SEC on a single Form N-1A the following Lord Abbett Funds: the Lord Abbett America's Value Fund, the Lord Abbett Growth Opportunities Fund, the Lord Abbett Large-Cap Research Fund and the Lord Abbett Small-Cap Value Fund.

80. All the Lord Abbett Funds are essentially alter egos of one another. The Lord Abbett Funds are mainly pools of investor assets that are managed and administered by officers and employees of Lord Abbett, not by Fund employees who are independent of Lord Abbett. The Lord Abbett Funds share a common Board of Directors. Officers and employees of Lord Abbett administer the Lord Abbett Funds and portfolios generally, and are not limited to individual Lord Abbett Funds. Individual Lord Abbett Funds have no independent will and are totally dominated by Lord Abbett and the common body of directors established by Lord Abbett. In substance, the Lord Abbett Funds function as components of one unitary organization.

81. All Lord Abbett Funds share Lord Abbett as their investment adviser and share Lord Abbett Distributor as their principal underwriter and distributor. Additionally, Lord Abbett pools together fees and expenses collected from the Lord Abbett Funds investors, resulting in the Lord Abbett Funds sharing expenses with one another. For instance, the May 1, 2003 Statement of Additional Information ("SAI") for the Mid-Cap Value Fund is identical in substance to the SAIs filed by other Lord Abbett Funds during the Class Period. The Mid-Cap Value Fund SAI

describes in the following terms how costs for research services, alleged herein to be excessive, are commingled and shared by the various Funds:

> Such [research] services may be used by Lord Abbett in servicing ***all their accounts***, and not all such services will necessarily be used by Lord Abbett in connection with their management of the [Mid-Cap Value] Fund. Conversely, ***such services furnished in connection with brokerage on other accounts managed by Lord Abbett may be used in connection with their management of the [Mid-Cap Value] Fund…***

[Emphasis added.]

The John Doe Defendants

82. Defendants John Does 1-100 were any other wrongdoers whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED INVESTOR ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH LORD ABBETT MUTUAL FUNDS ON UNWITTING INVESTORS

83. Unbeknownst to Plaintiffs and other members of the Class, Lord Abbett used the assets of its mutual fund investors to improperly pay brokerages to aggressively push Lord Abbett mutual funds on unwitting investors through "shelf-space programs." Ultimately, Lord Abbett's practices have led to ongoing investigations by the SEC, NASD and various state regulators.

Lord Abbett Used Improper Means to Acquire "Shelf-Space" at Brokerages

84. Unbeknownst to Plaintiffs and other members of the Class, Lord Abbett used the assets of its mutual fund investors to participate in "shelf-space programs" at various brokerages, including, but not limited to, Edward Jones, Wachovia Securities, Salomon Smith Barney and Merrill Lynch. Lord Abbett improperly paid these and other brokerages to aggressively push

Lord Abbett mutual funds on unwitting investors. These payments were nothing more than a series of veiled payments by Lord Abbett to have brokers steer unknowing investors into Lord Abbett funds.

85. For example, according to a former Lord Abbett regional manager and a former Lord Abbett senior sales executive, both of whom worked for Lord Abbett during the Class Period, Lord Abbett had a "shelf space" revenue-sharing agreement with Edward Jones that rewarded Edward Jones for pushing unwitting clients into Lord Abbett Funds. The revenue sharing agreement between Lord Abbett and Edward Jones called for an additional 10 to 15 basis points of compensation from Lord Abbett as incentive to steer unwitting investors into the Lord Abbett Funds.

86. Lord Abbett had similar revenue-sharing programs with brokerages such as Salomon Smith Barney and Wachovia Securities. According to a former Lord Abbett relationship manager who worked for Lord Abbett during the Class Period, defendants Carper and Sieg were responsible for negotiating these "shelf space" revenue-sharing arrangements with the brokerages.

87. These revenue-sharing agreements resulted in inflated fees charged to investors. As stated in the March 1, 2003 Affiliated Fund prospectus, which is identical in substance to all prospectuses issued during the Class Period, these fees, which include management and 12b-1 fees, are "paid directly from your (the shareholders') investment." These fees were assessed directly against shareholders and immediately affected the current redemption value of their shares.

88. According to several former Edward Jones brokers who worked for Edward Jones during the Class Period as well as a former Lord Abbett regional manager who worked for Lord Abbett during the Class Period, brokers who steered clients into Lord Abbett funds pursuant to

the "shelf-space programs" were rewarded with bigger bonuses from the money paid by Lord Abbett. Brokers were compensated by Lord Abbett based on how long they could hold their clients in Lord Abbett funds. At the same time, any broker who refused to steer clients into the Lord Abbett and other preferred funds was punished and given a reduced payout.

89. Throughout the Class Period, Edward Jones, Salomon Smith Barney and other brokerages reportedly received approximately $100 million per year for pushing Lord Abbett and other preferred funds. The effect of these improper payments is evident by the fact that these funds constituted approximately 90% to 95% of the overall fund sales during the Class Period of brokerages such as Edward Jones and Salomon Smith Barney.

90. On January 9, 2004, the *Wall Street Journal* further explained the "shelf-space" relationship between Lord Abbett and brokerages such as Edward Jones, explaining that Lord Abbett paid Edward Jones substantial amounts to favor Lord Abbett Funds when pitching funds to customers. In the article, the *Wall Street Journal* detailed the wrongdoing based on an investigation that included interviews with former and current brokers with knowledge of the practice.

91. According to the article, the pressure to sell the preferred funds made it financially foolhardy for brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.
>
> ***"I sold no outside funds,"*** says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in

> 2000 to work for another brokerage firm. ***"You took a reduced payout" if you sold funds not on the preferred list, he adds.***
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.
>
> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. ***Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"*** he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

[Emphasis added.]

<u>Improper "Meeting Support and Fees"</u>

92. Lord Abbett regularly treated brokers who were pushing Lord Abbett Funds to lavish vacations. Such trips were sales rallies for Lord Abbett funds, which sent along teams of sales representatives, to further pressure brokers into selling their funds.

<u>Defendants Cloaked Their Practices in Secrecy</u>

93. Defendants knew that these "shelf-space" arrangements present a clear conflict of interest, pitting the financial interest of the broker against that of its clients. Disclosure of this conflict is clearly material if clients are expected to make informed investment decisions. However, knowing that a recommendation to purchase the Lord Abbett Funds would be completely undermined if clients knew that the broker was paid to give it, Lord Abbett concealed the truth regarding these revenue-sharing arrangements. Accordingly, defendants went to great lengths to avoid creating a paper trail that could possibly expose their improper practices. For instance, according to both a former Lord Abbett regional manager and a Lord Abbett wholesaler, both of whom worked for Lord Abbett during the Class Period, Lord Abbett went

out of its way to ensure that the improper agreements detailed above were not put in writing and that Lord Abbett employees were warned by management to refrain from talking about the revenue-sharing agreements.

THE LORD ABBETT DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Director Defendants Breached Their Fiduciary Duties To Lord Abbett Funds Investors

94. Mutual funds Board of Directors have a duty to protect investors and to closely watch that fees paid to an Investment Adviser are not excessive and that the Investment Adviser is acting in the best interests of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The board of directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests — and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

http://www.sec.gov/news/speech/spch010704whd.htm

95. The Investment Company Institute ("ICI"), of which Lord Abbett is a member, also recently described the duties of mutual fund boards as follows:

More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

96. Accordingly, Lord Abbett Funds public filings state that the board of directors for each Lord Abbett Fund is responsible for the management and supervision of each respective fund. In this regard, the SAI dated May 1, 2003 made available to Lord Abbett Funds investors upon request for the funds offered by Lord Abbett Mid-Cap Value Fund, Inc., which includes the various classes of the Lord Abbett Mid-Cap Value Fund is identical in substance to all Lord Abbett prospectuses issued during the Class Period. It states, with respect to the duties of board members, as follows:

The Board of Directors is responsible for the management of the business and affairs of the Fund....The Board appoints officers

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members represent 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled a paper titled *Understanding the Role of Mutual Fund Directors* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

> who are responsible for the day-to-day operations of the Fund and who execute policies authorized by the Board. As discussed fully below, the Board also approves an investment adviser to the Fund and continues to monitor the cost and quality of the services provided by the investment adviser, and annually considers whether to renew the contract with the adviser.

97. Another section of the SAI appears under the heading APPROVAL OF ADVISORY CONTRACT and sets forth in greater detail the purported process by which the investment manager is selected:

> At a meeting on December 12, 2002, the Board of Directors of the Fund, including all its Directors who are not interested persons of the Fund (the "Board"), considered whether to approve the continuation of the existing management agreement between the Fund and Lord Abbett. In addition to the materials the Board had reviewed throughout the course of the year, the Board received materials relating to the management agreement before the meeting and had the opportunity to ask questions and request further information in connection with their consideration.

98. In truth and in fact, however, the Lord Abbett Funds boards of directors were captive to and controlled by Lord Abbett who prevented Lord Abbett Fund board members from fulfilling their statutory and fiduciary duties to manage and supervise the Lord Abbett Funds, approve all significant agreements and otherwise take reasonable steps to prevent Lord Abbett from skimming Lord Abbett assets and charging excessive fees.

99. The Lord Abbett directors oversaw dozens of Lord Abbett Funds such that it is impracticable for them to properly perform their supervisory and monitoring functions. For example, all directors of the Lord Abbett Funds oversaw at least 45 other portfolios or series in the Lord Abbett fund complex. Therefore, the Lord Abbett Funds trustees functioned to falsely legitimize and validate Lord Abbett's improper conduct.

100. In exchange for creating and managing the Lord Abbett Funds, Lord Abbett charges investors a fee comprised of a percentage of assets under management. Hence, the more

money invested in the funds, the greater the fees paid to Lord Abbett. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the board's dependence on Lord Abbett, and its failure to properly manage the investment adviser, a tremendous amount of fees were paid to Lord Abbett for services that were of no benefit to fund investors.

101. As a result of these practices, the mutual fund industry was enormously profitable ***for Lord Abbett.*** In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

[Emphasis added.]

102. Due in large part to the conflicted boardroom culture created by Lord Abbett's interested directors, Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which Lord Abbett was using, *inter alia*, so-called investment adviser fees, 12b-1 fees, Soft Dollars (as defined below),

and directed brokerage commissions to improperly siphon investor assets to assist in peddling its wares on unwitting investors.

The Improper Use of Excessive Commissions and Directed Brokerage Business

103. The Investment Adviser Defendant paid excessive commissions and directed brokerage business to brokers who steered clients into Lord Abbett Funds. Such payments and directed brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Lord Abbett Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Lord Abbett Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. The excessive commissions did not fund any services that benefited the Lord Abbett Funds' shareholders. This practice materially harmed plaintiffs and other members of the class from whom the excessive fees were taken.

The Investment Adviser Defendant Used
Rule 12b-1 Marketing Fees For Improper Purposes

104. By paying the excessive brokerage commissions and directed brokerage, Lord Abbett additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

105. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the

board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made."

106. Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the [Investment Company] Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " [Emphasis added.]

107. The exceptions to the Section 12(b) prohibition on mutual fund marketing and distribution were enacted in 1980 under the theory that the marketing of mutual funds generally should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and Lord Abbett collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. These excessive fees were paid to the Lord Abbett distributor as well as the brokers for pushing Lord Abbett funds.

108. However, the purported Rule 12b-1 fees charged to Lord Abbett Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Lord Abbett Funds investors. Results from the Lord Abbett Affiliated Fund are typical in this regard. For example, despite the fact

that net assets for the Lord Abbett Affiliated Fund increased from $930 million to $1.1 billion during the Class Period, ***the net asset value per share of the fund decreased by more than 21%, falling from $16.22 per share at the end of the fiscal year for 1999 to $12.68 per share at the end of the fiscal year for 2003. Yet, during the same period, fees collected by the Defendants ballooned by 24%, jumping from $29 million in 1999 to more than $36 million in 2003. Not surprisingly, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from .74% in 1999 to .84% in 2003.***

109. The increase in fees while the net asset value of the fund fell was a red flag that the Trustee Defendants knowingly or recklessly disregarded. If anything, the Lord Abbett Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Director Defendants ignored or failed to review written reports of the amounts expended pursuant to the Lord Abbett Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments harmed Lord Abbett Funds shareholders.

110. As set forth herein, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Lord Abbett Funds Rule 12b-1 plan.

Improper Use of "Soft Dollars"

111. Investment advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe

harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages for selling the underlying securities in a mutual fund that are in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

112. The Investment Adviser Defendant went far beyond what is permitted by the Section 28(e) safe harbor by routinely using "Soft Dollars" as excessive commissions to pay brokers to push unwitting clients into Lord Abbett Funds. The Investment Adviser Defendant used Soft Dollars to pay for these excessive commissions that served as kickbacks to brokers thus charging Lord Abbett Funds investors for costs not covered by the Section 28(e) safe harbor and that were not consistent with the investment advisers' fiduciary duties.

<u>Demand on the Boards to Take Corrective Action Would Be Futile</u>

113. Plaintiffs have not made any demand on the Boards of Directors (the "Boards") to institute this action for its derivative claim brought pursuant to their Investment Adviser Act in

Count V below. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

114. As alleged in detail herein, each of the Director Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendant. Each of the Director Defendants is controlled by and beholden to the Investment Adviser Defendant for his or her positions and substantial compensation as Directors. Although as a technical matter the shareholders have a right to vote out the Directors, the Directors know that it is extremely unlikely if the Investment Adviser supports the Directors, which it has done throughout the Class Period. Accordingly, each of the Director Defendants is incapable of evaluating a demand independently and disinterestedly.

115. Because of their lack of independence from the Investment Adviser Defendant, the Directors Defendants wrongfully approved the advisor fees, 12b-1 fees and the materially misleading disclosures in the Funds Prospectuses in each of the years they served as Directors.

116. As alleged in detail herein, each of the Director Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Director Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

117. The Director Defendants allowed a course of conduct that prejudiced the Lord Abbett Funds as the Director Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers who injured shareholders was conduct that should have been prevented by the Director Defendants, but was not.

118. The Direct Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the Lord Abbett Funds in order to increase the

assets in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their position on the fund's board as well as the compensation for sitting on that fund's board.

119. Additionally, each of the Director Defendants received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of dozens of Lord Abbett Funds, as follows:

a) Defendant Bigelow oversaw 45 Portfolios and received compensation of at least $85,000 for the calendar year ending December 31, 2002;

b) Defendant Bush oversaw 45 Portfolios and received compensation of at least $85,200 for the calendar year ending December 31, 2002;

c) Defendant Calhoun oversaw 45 Portfolios and received compensation of at least $86,400 for the calendar year ending December 31, 2002;

d) Defendant Dixon oversaw 45 Portfolios and received compensation of at least $84,400 for the calendar year ending December 31, 2002;

e) Defendant Hobbs oversaw 45 Portfolios and received compensation of at least $85,000 for the calendar year ending December 31, 2002;

f) Defendant MacDonald oversaw 45 Portfolios and received compensation of at least $85,000 for the calendar year ending December 31, 2002;

g) Defendant Neff oversaw 45 Portfolios and received compensation of at least $84,000 for the calendar year ending December 31, 2002;

h) Defendant Orr oversaw 45 Portfolios and received compensation of at least $70,500 for the calendar year ending December 31, 2002;

120. Additionally, the Director Defendants have family and social ties with one other that further demonstrate their lack of independence. For example, Director Defendant MacDonald is also a board member of Seix Fund, Inc. The CEO of Seix Fund, Inc. is married to

Director Defendant Dow, who Defendants admit is non-independent due to his position as Managing Partner and C.I.O. of Lord Abbett.

121. Each of the Director Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

122. Each of the Director Defendants, with the exception of Dixon and Orr, continues to serve as a Director, and the Director Defendants comprise the Boards. As disclosed in the Prospectuses, Defendant Dow is admittedly non-independent due to his positions with Lord Abbett, the Investment Adviser Defendant and/or its affiliates. Defendants Dow, Bigelow, Bush, Calhoun, Hobbs, MacDonald, Neff and Orr have served as Directors of one or more Lord Abbett Funds since 1995, 1994, 1994, 1998, 2000, 1988, 1983, 2002, respectively. Thus, in order to bring this action for breaching their fiduciary duties, the Director Defendants would be required to sue themselves and their fellow Directors with whom they have had close business and personal relationships for years. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

The Prospectuses Were Materially False And Misleading

123. Plaintiffs and other members of the Class were entitled to, and did receive, one of the prospectuses (the "Prospectuses"), pursuant to which the Lord Abbett Funds shares were offered.

124. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

125. Each of the Lord Abbett Prospectuses issued during the Class Period failed to properly disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Lord Abbett Prospectuses contained the same materially false and misleading statements and omissions regarding strategies for growth, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars.

126. Each of the Lord Abbett Prospectuses issued during the Class Period contained substantially the same materially false and misleading statements in that they omitted key information regarding the funds' strategy for growth of assets, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars that were required to be disclosed in "easy to understand language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

Material Omissions Regarding Strategies for Growth

127. The March 1, 2003 Prospectus for the Lord Abbett Affiliated Fund is identical in substance to all Prospectuses issued during the Class Period in that it omits to state that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs." For example, the March 1, 2003 Lord Abbett Affiliated Fund Prospectus states:

> The Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund to increase assets was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets.

Material Omissions Regarding Revenue Sharing

128. The March 1, 2003 Prospectus for the Lord Abbett Affiliated Fund is identical in substance to all Prospectuses issued during the Class Period in that under the heading SALES

COMPENSATION it stated as follows with respect to its description of the distribution plan and method it offered its shares to the public that Defendants euphemistically referred to as "revenue sharing":

> As part of its plan for distributing shares, the fund in Lord Abbett Distributor pays sales and service compensation to AUTHORIZED INSTITUTIONS that sell the funds' shares and service its shareholder accounts.
>
> * * *
>
> Additional payments may be paid from Lord Abbett Distributor's own resources or from distribution fees received from the Fund and may be made in the form of cash or, if permitted, non-cash payments. The non-cash payments may include business seminars at Lord Abbett's headquarters or other locations, including meals and entertainment, or merchandise. The cash payments may include payment of various business expenses of the dealer.

129. The Prospectus is materially false and misleading in that it failed to disclose, *inter alia,* the following material and damaging adverse facts which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space programs" whereby the broker steered clients into Lord Abbett Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Lord Abbett Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendant and/or the Lord Abbett Distributor compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payment created undisclosed conflicts of interest;

(f) that the Lord Abbett Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Lord Abbett Funds to investors were not passed on to Lord Abbett Funds investors; but rather, as the Lord Abbett Funds grew, fees charged to Lord Abbett Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Lord Abbett Funds.

Material Omissions Regarding Directed Brokerage Business

130. The March 1, 2003 Lord Abbett Affiliated Fund Prospectus is identical in substance to all Prospectuses issued during the Class Period in that under the heading BROKERAGE ALLOCATIONS AND OTHER PRACTICES it states as follows:

> The Fund's policy is to obtain best execution on all portfolio transactions, which means that it seeks to have purchases and sales of portfolio securities executed at the most favorable prices, considering all costs of the transaction, including brokerage

> commissions and dealer markups and markdowns and taking into account the full range and quality of the brokers' service.
>
> * * *
>
> No commitments are made regarding the allocation of brokerage business to or among brokers, and trades are executed only when they are dictated by investment decisions of the Lord-Abbett-sponsored funds to purchase or sell portfolio securities.

131. The above statement is materially false and misleading in that it failed to disclose that Defendants chose brokers to execute sales of the Funds' portfolios - and thereby directed the commissions from the sales of the portfolios securities to these brokers - to satisfy negotiated arrangements with brokerages to give Lord Abbett "shelf-space" visibility and to push their clients in Lord Abbett Funds in exchange for directed brokerage. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space programs" whereby the broker steered clients into Lord Abbett Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Lord Abbett Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan;

(d) that the Lord Abbett Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendant and/or the Lord Abbett Distributor compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(f) that such revenue sharing payment created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Lord Abbett Funds to investors were not passed on to Lord Abbett Funds investors; but rather, as the Lord Abbett Funds grew, fees charged to Lord Abbett Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Lord Abbett Funds.

Material Omissions Regarding 12b-1 Fees

132. The March 1, 2003 Prospectus for the Lord Abbett Affiliated Fund is identical in substance to all Prospectuses issued during the Class Period in that under the headings SALES ACTVITIES and RULE 12B-1 PLANS it states as follows:

> We may use 12b-1 distribution fees to pay Authorized Institutions to finance any activity that is primarily intended to result in the sale of shares . . . these activities include, but are not limited to , printing of prospectuses and statements of additional information and reports for other than existing shareholders, preparation and distribution of advertising and sales material, expenses of organizing and conducting sales seminars, additional concessions to Authorized Institutions, the cost necessary to provide distribution-related services or personnel, travel, office expenses, equipment and other allocable overhead.

* * *

> The Fund has adopted a distribution Plan and Agreement pursuant to Rule 12b-1....Each Plan compensates Lord Abbett Distributor for financing activities primarily intended to sell shares of the Fund. These activities include, but are not limited to, the preparation and distribution of advertising material and sales literature and other marketing activities.

133. The above statement is materially false and misleading in that it fails to state that Lord Abbett used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into Lord Abbett Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space programs" whereby the broker steered clients into Lord Abbett Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Lord Abbett Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan;

(d) that the Lord Abbett Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendant and/or the Lord Abbett Distributor compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(f) that such revenue sharing payment created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Lord Abbett Funds to investors were not passed on to Lord Abbett Funds investors; but rather, as the Lord Abbett Funds grew, fees charged to Lord Abbett Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Lord Abbett Funds.

Material Omissions Regarding Soft Dollars

134. The March 1, 2003 Prospectus for the Lord Abbett Affiliated Fund is identical in substance to all Prospectuses issued during the Class Period in that under the heading BROKERAGE ALLOCATION AND OTHER PRACTICES it states as follows:

> Our traders are authorized to pay brokerage commissions in excess of those that other brokers might accept on the same transactions in recognition of the value of the services performed by the executing brokers...Some of these brokers also provide research services...Research includes the furnishing of analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts and trading equipment and computer software packages, acquired from third-party suppliers, that enable Lord Abbett to access various information bases.

135. The Prospectuses failed to disclose, *inter alia,* the following material and damaging adverse facts regarding Soft Dollars which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf space programs" whereby the broker steered clients into Lord Abbett Funds;

(b) that the Investment Advisor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendant directed brokerage payments to firms that favored Lord Abbett Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendant and/or the Lord Abbett Distributor compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payment created undisclosed conflicts of interest;

(f) that the Lord Abbett Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Lord Abbett Funds to investors were not passed on to Lord Abbett Funds investors; but rather, as the Lord Abbett Funds grew, fees charged to Lord Abbett Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant was able to systematically skim millions of dollars from the Lord Abbett Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

136. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held one or more shares or like interests in any of the Lord Abbett Funds listed on Exhibit A attached hereto between February 6, 1999 and December 8, 2003, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

137. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Lord Abbett, the Lord Abbett Distributor and the Lord Abbett Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

138. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

139. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

140. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether Lord Abbett breached its common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period failed to disclose material facts about the business, operations and financial statements of the Lord Abbett Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

141. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANT AND THE DIRECTOR DEFENDANTS FOR VIOLATIONS OF SECTION 34(B) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

142. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

143. This Count is asserted against the Investment Adviser Defendant in its role as investment adviser to the Lord Abbett Funds and against the Director Defendants for their role in the creation of the materially false and misleading Prospectuses.

144. The Investment Adviser Defendant and the Director Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendant and the Director Defendants failed to disclose the following:

(a) that Lord Abbett authorized the payment from investor assets of excessive commissions to broker dealers in exchange for preferential marketing services known as "shelf-space" and that such payments were in breach of its fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that Lord Abbett directed brokerage payments to firms that favored Lord Abbett Funds in exchange for "shelf-space", which was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan and is illegal *per se*;

(c) that the Lord Abbett Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the

Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Lord Abbett Funds, Lord Abbett was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Lord Abbett Funds to new investors were not passed on to Lord Abbett Funds investors;

(f) that defendants improperly used, under the guise of Soft Dollars, excessive commissions, paid from investor assets, to pay for "shelf space" as well as overhead expenses the cost of which should have been borne by Lord Abbett and not Lord Abbett Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise Lord Abbett and that, as a consequence, Lord Abbett was able to systematically skim millions and millions of dollars from the investors of Lord Abbett Funds.

145. By reason of the conduct described above, the Investment Adviser Defendant and the Director Defendants violated Section 34(b) of the Investment Company Act.

146. As a direct, proximate and foreseeable result of Lord Abbett's violation of Section 34(b) of the Investment Company Act, Lord Abbett Funds investors have incurred damages.

147. The Investment Adviser Defendant and the Director Defendants, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST LORD ABBETT DISTRIBUTOR, THE INVESTMENT ADVISER DEFENDANT AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(A) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

148. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

149. This Count is brought by the Class against Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

150. Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants had a fiduciary duty to the Class.

151. Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants violated Section 36(a) by improperly charging investors in the Lord Abbett Funds purported Rule 12b-1 marketing fees, and by drawing on the assets of Lord Abbett Fund investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

152. By reason of the conduct described above, Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants violated Section 36(a) of the Investment Company Act.

153. As a direct, proximate and foreseeable result of Lord Abbett Distributor's, the Investment Adviser Defendant's and the Director Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment adviser, and trustees and officers, respectively, to Lord Abbett Funds investors, the Class has incurred millions of dollars in damages.

154. Plaintiffs, in this count, seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the investors of Lord Abbett Funds by Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants.

COUNT III

AGAINST LORD ABBETT DISTRIBUTOR, THE INVESTMENT ADVISER DEFENDANT AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(B) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

155. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

156. This Count is brought by the Class against Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

157. Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants have a fiduciary duty to the Lord Abbett Funds' investors with respect to the receipt of compensation for services and of payments of a material nature made by and to Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants.

158. Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants violated Section 36(b) by improperly charging investors in the Lord Abbett Funds purported Rule 12b-1 marketing fees, and by drawing on the assets of the investors of Lord Abbett Funds to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

159. By reason of the conduct described above, Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants violated Section 36(b) of the Investment Company Act.

160. The Director Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties to the investors.

161. As a direct, proximate and foreseeable result of Lord Abbett Distributor's, the Investment Adviser Defendant's and the Director Defendants' breaches of the fiduciary duties in their roles as principal underwriter, investment adviser, and directors and trustees, respectively, to the Lord Abbett Funds investors, the Class has incurred millions and millions of dollars in damages.

162. Plaintiffs, in this Count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Lord Abbett Funds by Lord Abbett Distributor, the Investment Adviser Defendant and the Director Defendants.

COUNT IV

AGAINST LORD ABBETT (AS CONTROL PERSON OF LORD ABBETT DISTRIBUTOR AND THE DIRECTOR DEFENDANTS) FOR VIOLATION OF SECTION 48(A) OF THE INVESTMENT COMPANY ACT BY THE CLASS

163. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

164. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Lord Abbett as control person of Lord Abbett Distributor and the Director Defendants who caused Lord Abbett Distributor and the Director Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein constitutes the collective actions of Lord Abbett, Lord Abbett Distributor and the Director Defendants.

165. Lord Abbett Distributor and the Director Defendants are liable under 36(a) and 36(b) of the Investment Company Act to the Lord Abbett Funds as set forth herein. The Directors Defendants are also liable under 34(b) of the Investment Company Act.

166. Lord Abbett was a "control person" of Lord Abbett Distributor and the Director Defendants that caused the violations complained of herein. By virtue of its position of operational control and/or authority over Lord Abbett Distributor and the Director Defendants, Lord Abbett directly and indirectly had the power and authority, and exercised the same, to cause Lord Abbett Distributor and the Director Defendants to engage in the wrongful conduct complained of herein.

167. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Lord Abbett is liable to Plaintiffs for its primary violations of Sections 34(b), 36(a) and 36(b) of the Investment Company Act.

168. By virtue of the foregoing, The Lord Abbett Funds, Plaintiffs and other Class members are entitled to damages against Lord Abbett.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANT UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE LORD ABBETT FUNDS

169. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

170. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

171. The Investment Adviser Defendant had advisory contracts with the Lord Abbett Funds and served as "investment adviser" to the Lord Abbett Funds and the Lord Abbett Funds investors pursuant to the Investment Advisers Act.

172. As a fiduciary pursuant to the Investment Advisers Act, the Investment Adviser Defendant was required to serve the Lord Abbett Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

173. During the Class Period, the Investment Adviser Defendant breached its fiduciary duties to the Lord Abbett Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Lord Abbett Funds. The Investment Adviser Defendant breached its fiduciary duties owed to the Lord Abbett Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Lord Abbett Funds. The Investment Adviser Defendant is liable as a direct participant in the wrongs complained of herein. The Investment Adviser Defendant, because of its position of authority and control over the Lord Abbett Funds, was able to control the operations of the Lord Abbett Funds.

174. The Investment Adviser Defendant had a duty to (1) disseminate accurate and truthful information with respect to the Lord Abbett Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to the Lord Abbett Funds. The Investment Adviser Defendant participated in the wrongdoing complained of herein in order to prevent the Lord Abbett Funds from knowing of Lord Abbett's breaches of fiduciary duties including: (1) the charging of the improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging for excessive and improper commission payments to brokers.

175. As a result of the Investment Adviser Defendant's multiple breaches of its fiduciary duties owed to the Lord Abbett Funds, the Lord Abbett Funds were damaged.

176. The Lord Abbett Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendant and recover all fees paid in connection with their enrollment pursuant to such agreements.

NEW JERSEY CONSUMER FRAUD CLAIMS

COUNT VI

AGAINST ALL DEFENDANTS FOR VIOLATION OF THE NEW JERSEY CONSUMER FRAUD ACT

177. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

178. In violation of the New Jersey Consumer Fraud Act, N.J.S.A. 56:8-1 et seq., and particularly N.J.S.A. 56:8-2, all defendants used and employed unconscionable commercial practices, deception, fraud, misrepresentations, and/or the knowing concealment, suppression and/or omission of material facts with the intent that others rely thereon, in its marketing, distribution, sale and advertisement of the Lord Abbett Funds. Specifically, defendants misrepresented, expressly and/or by implication, and/or intentionally omitted to state material facts regarding, and engaged in the unconscionable commercial practice, deception and fraud of, the excessive and improper fees charged in connection with the Lord Abbett Funds and the "shelf-space programs" whereby Defendants paid kickbacks to brokers to push Lord Abbett Funds.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANT ON BEHALF OF THE CLASS

179. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

180. As adviser to the Lord Abbett Funds, the Investment Adviser Defendant was a fiduciary to the Plaintiffs and other members of the Class and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

181. As set forth above, the Investment Adviser Defendant breached its fiduciary duties to Plaintiffs and the Class.

182. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendant and have suffered substantial damages.

183. Because the Investment Adviser Defendant acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

BREACH OF FIDUCIARY DUTY AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE CLASS

184. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

185. As Lord Abbett Funds directors, the Director Defendants had a fiduciary duty to the Lord Abbett Funds and Lord Abbett Funds investors to supervise and monitor Lord Abbett.

186. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent Lord Abbett from (1) charging improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging for excessive and improper commission payments to brokers.

187. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Director Defendants and have suffered substantial damages.

188. Because Lord Abbett acted with reckless and willful disregard for the rights of Plaintiffs and other members of the class, the Director Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT IX

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS

189. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

190. At all relevant times, the brokerages that sold Lord Abbett Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and other members of the Class.

191. The Defendants knew or should have known that the broker dealers had these fiduciary duties.

192. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Lord Abbett Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

193. The Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the scheme alleged herein.

194. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Lord Abbett is liable therefor.

195. As a direct, proximate and foreseeable result of Lord Abbett's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and the Class have suffered damages.

196. Because Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT CLAIMS

COUNT X

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

197. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

198. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and the other members of the Class and retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class counsel under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Lord Abbett Funds rescission of their contracts with Lord Abbett, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Lord Abbett;

E. Ordering an accounting of all Lord Abbett Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: August 16, 2004

SHALOV STONE & BONNER LLP

By: ______________________
Patrick L. Rocco
Jennifer A. Sullivan
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300

MURRAY, FRANK & SAILER LLP
Marvin L. Frank
Eric J. Belfi
275 Madison Avenue
New York, New York 10016
(212) 682-1818

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
Samuel H. Rudman
200 Broadhollow, Suite 406
Melville, New York 11747
Telephone: (631) 367-7100

WEISS & YOURMAN
Joseph H. Weiss
Richard A. Acocelli
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Members of the Executive Committee for Plaintiffs and the Class

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Additional Plaintiffs' Counsel